

03052032

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48554

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 3 0 2003
DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2002 (MM/DD/YY) AND ENDING MARCH 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 CALIFORNIA STREET, SUITE 200
(No. and Street)

SAN FRANCISCO, CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEE EPSTEIN (415) 658-4600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STONEFIELD JOSEPHSON, INC., CERTIFIED PUBLIC ACCOUNTANTS
(Name — if individual, state last, first, middle name)

655 MONTGOMERY STREET, SUITE 1220 SAN FRANCISCO, CALIFORNIA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 16 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Lee Epstein, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Money Market 1 Institutional Investment Dealer for the year ended March 31, 2003 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Executive Officer

Title



Notary Public


APRIL M. JOHNSON
COMM. #1330172
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2005
PC01
PC01

OATH OR AFFIRMATION

I, Lee Epstein, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Money Market 1 Institutional Investment Dealer for the year ended March 31, 2003 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Notary Public

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2003

CONTENTS

instinct. insight. impact.
STONEFIELD JOSEPHSON, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Money Market 1 Institutional Investment Dealer
San Francisco, California

We have audited the accompanying statement of financial condition of Money Market 1 Institutional Investment Dealer as of March 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Market 1 Institutional Investment Dealer as of March 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
May 2, 2003

Santa Monica
1620 26th St., Suite 400 South
Santa Monica, CA 90404-4041
Tel: (310) 453-9400
Fax: (310) 453-1187

Irvine
18500 Von Karman Ave., Suite 560
Irvine, CA 92612-0540
Tel: (949) 653-9400
Fax: (949) 833-3582

San Francisco
655 Montgomery St., Suite 1220
San Francisco, CA 94111-2646
Tel: (415) 981-9400
Fax: (415) 391-2310

Walnut Creek
2121 N. California Blvd., Suite 900
Walnut Creek, CA 94596-7306
Tel: (925) 938-9400
Fax: (925) 930-0107

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

ASSETS

Cash	$ 22,584
Receivable from brokers, dealers and clearing organizations	263,737
Securities owned:	
Not readily marketable, at estimated fair value	24,000
Due from parent company	7,770
Total assets	$ 318,091

STOCKHOLDER'S EQUITY

Common stock; $1 par value, 1,000,000 shares authorized; 150,000 shares outstanding	$ 150,000
Additional paid-in capital	50,000
Retained earnings	118,091
Total stockholder's equity	$ 318,091

The accompanying notes form an integral part of these financial statements.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

STATEMENT OF INCOME

YEAR ENDED MARCH 31, 2003

Revenues:	
Commissions	$ 1,753,561
Trading	659,910
Interest	2,821
Total revenues	2,416,292
Expenses:	
Management fees	2,272,200
General and administrative	125,990
Total expenses	2,398,190
Income before income taxes	18,102
Provision for income taxes	4,530
Net income	$ 13,572

The accompanying notes form an integral part of these financial statements.

STONEFIELD JOSEPHSON, Inc.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2003

INCREASE (DECREASE) IN CASH

Cash flows provided by (used for) operating activities:		
Net income		$ 13,572
Adjustment to reconcile net income to net cash used for operating activities:		
Deferred income taxes	$ 12,300	
Changes in assets and liabilities:		
Increase in assets:		
Receivable from brokers, dealers and clearing organizations	(96,113)	
Due from parent company	(7,770)	
Decrease in liabilities:		
Accounts payable and accrued expenses	(4,500)	
Total adjustments		(96,083)
Net cash used for operating activities		(82,511)
Cash flows used for investing activities - purchase of securities		(3,900)
Net decrease in cash		(86,411)
Cash, beginning of year		108,995
Cash, end of year		$ 22,584
Supplemental cash flow information:		
Interest paid		$ -
State income taxes paid		$ 800
Income taxes paid by parent company		$ 2,400

The accompanying notes form an integral part of these financial statements.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED MARCH 31, 2003

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, March 31, 2002	150,000	$ 150,000	$ 50,000	$ 104,519	$ 304,519
Net income				13,572	13,572
Balance, March 31, 2003	150,000	$ 150,000	$ 50,000	$ 118,091	$ 318,091

The accompanying notes form an integral part of these financial statements.

STONEFIELD JOSEPHSON, Inc.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2003

(1) Organization and Significant Accounting Policies:

Organization:

Money Market 1 Institutional Investment Dealer (the "Company") was incorporated in June 1995 in the State of California. The Company's primary business is that of a securities broker-dealer with accounts throughout the United States and is a member of the National Association of Securities Dealers. The Company is a wholly-owned subsidiary of Aldica, Inc. (the "Parent").

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash:

Cash Concentration

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities:

Securities include stocks and warrants to purchase common stock of a company, which is not yet publicly traded. Securities are valued at cost, which is the best available estimate of fair value. The Company classifies the securities as available for sale.

Fair Value of Financial Instruments:

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Commissions and Trading Revenue:

The Company derives revenue from commissions and concessions related to the sale of money market and short-term instruments. Revenue is recognized on a trade date basis.

Approximately 38% of the Company's commission revenue for the year ended March 31, 2003 was from three major investment dealers. Accounts receivable from these investment dealers approximated $89,000 as at March 31, 2003.

(1) Organization and Significant Accounting Policies (Continued):

Securities Transactions:

Securities transactions recorded by the Company are executed and carried by an independent broker dealer on a fully disclosed basis. The Company does not receive or hold customers' securities or funds. Transactions are recorded on a trade date basis. The Company has a policy of reviewing, as considered necessary, the credit standing of the broker with which it conducts business. The Company is required to maintain certain deposits with its clearing broker. These deposits are reflected as a receivable from brokers, dealers and clearing organizations.

Income Taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences, if any, are recognized to the extent that realization of such benefits is more likely than not.

(2) Related Party Transactions:

The Company and its Parent share office space and share the services of various salaried employees. Under the terms of an oral operating agreement between the Company and the Parent (the "Operating Agreement"), the Parent pays all costs incurred in connection with the maintenance of the shared office space. The Company pays all accounting, regulatory and clearing fees related to its operations. The Parent pays personnel, promotional, communications and other costs of the Company. The Company pays a management fee in consideration for these facilities and services. During the year ended March 31, 2003, the Company paid management fees of $2,272,200 to the Parent.

In accordance with the Operating Agreement, certain amounts paid by the Parent are not allocated between the Parent and the Company. As a result, the Company's financial position and results of operations may not be indicative of conditions that would have existed or results that would have occurred had the Company operated as an unaffiliated entity.

(3) Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2003, the Company had net capital of $207,850, which was $107,850 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.00 to 1 at March 31, 2003.

(4) Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk:

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to one clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. As the agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. As of March 31, 2003, customer obligations to the clearing broker were collateralized by securities with a market value in excess of obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

(5) Income Taxes:

The Company is included in the consolidated income tax returns filed by its Parent. The prior year net operating loss of the Company was utilized against operating income of other affiliates included in the consolidated returns filed by the Parent. As a result, the Company has recorded an amount due from Parent for the tax benefit of the net operating loss utilized in the consolidated tax return.

The provision for income taxes included in the statement of income has been computed as though the Company files its income tax returns separately, and consists of the following:

Current income tax expense:	
Federal taxes	$ 2,714
State taxes	1,816
	$ 4,530

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

MARCH 31, 2003

COMPUTATION OF NET CAPITAL

Stockholder's equity	$ 318,091
Less non-allowable assets:	
Receivable from brokers, dealers and clearing organization greater than 30 days	78,471
Securities not readily marketable	24,000
Due from parent company	7,770
Net capital before haircuts on securities positions	207,850
Haircuts on securities	-
Net capital	$ 207,850

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness from statement of financial condition	$ 0
Ratio of aggregate indebtedness to net capital	0.00 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 0
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above two amounts)	$ 100,000
Excess net capital	$ 107,850

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

MARCH 31, 2003

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

MARCH 31, 2003

Net Capital per original filing	$ 207,850
Audit adjustments	-
Net Capital per this filing	$ 207,850

instinct. insight. impact. STONEFIELD JOSEPHSON, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS ADVISORS

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Money Market 1 Institutional Investment Dealer
San Francisco, California

In planning and performing our audit of the financial statements of Money Market 1 Institutional Investment Dealer for the year ended March 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not maintain customer security accounts and does not handle customer securities, we did not make a study of any practices or procedures in the following:

- (i) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13;
- (ii) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System;
- (iii) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control

would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
May 2, 2003